September 18, 2006

Michael Moran
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re:	Maine & Maritimes Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 24, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed September 13, 2006
File Number 333-103749

Dear Mr. Moran,

We are in receipt of your letter addressed to Maine & Maritimes Corporation dated September 15, 2006. We are providing the following information in response to each of the comments and questions in your letter.

Form 10-K/A for the year ending December 31, 2005

Exhibits 31.1 and 31.2

1.     Please revise your rule reference in paragraph 4 to the current Exchange Act Rules.

We will comply with this comment in all future filings per the instructions in your letter.

2.     Please revise paragraph 5 to include a reference to your most recent evaluation of internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K.

We will comply with this comment in all future filings per the instructions in your letter.

Please contact Patrick C. Cannon, Maine & Maritimes Corporation’s General Counsel, at (207) 760-2422 should you have any additional questions or comments.

Respectfully,

MAINE & MARITIMES CORPORATION

Patrick C. Cannon
General Counsel & Corporate Secretary